SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the minutes of the 142nd Board of Directors' Meeting" dated on November 21, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 142nd Board of Directors’ Meeting

November 21, 2006 (02 pages)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; November 21, 2006) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 142nd Board of Directors’ meeting held on November 21, 2006:

1. DATE, TIME AND PLACE OF THE MEETING: November 21, 2006, at 12:00 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851, in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Mr. Fernando Xavier Ferreira – Chairman of the Board of Directors and Mr. José María Alvarez Pallete López– Vice Chairman of the Board of Directors.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified, according to the Company’s bylaws.

4. RESOLUTIONS:

Being aware of the letters of resignation filed on the present date by Directors Mr. Manoel Luis Ferrão de Amorim and Mr. Manuel Alvarez Trongé, the Board of Directors decided to appoint, by unanimous vote, the following people to serve until the first General Shareholders’ Meeting, as established in article 150 of the Law 6404/76: Mr. Ignácio Urdangarin Liebaert, who also signs as Iñaki Urdangarin, Spanish, married, with studies of Business Science, holder of the Spanish Passport # Q452424, resident in the city of Barcelona, Spain, with commercial address at Calle Elisenda Pinos 11; and Mr. Antonio Carlos Valente da Silva, Brazilian, married, Electrical Engineer, holder of ID Card # CREA RJ 31.547 -D and holder of CPF/MF # 371.560.557 -04, resident in the city of Lima, Peru, with address at Blas Zardeña 197 – Departamento 502 – San Izidro – Lima 27 – Peru. Both are appointed in replacement of Mr. Manoel Luis Ferrão de Amorim and Mr. Manuel Alvarez Trongé, respectively. It was registered that the newly appointed Directors will have their terms expiring in the date of the Ordinary General Shareholders’ Meeting of 2007 and since both reside abroad, their mandates will be conditioned to appoint a representative that resides in Brazil, under the terms of the 2nd paragraph of article 146 of the Corporate Law. The appointed Directors declare that they are not legally impaired to take office.

Taking into consideration the appointments approved by the present resolution, the Board of Directors is now composed as follows: Chairman: Mr. Fernando Xavier Ferreira; Vice Chairman: Mr. José Maria Alvarez-Pallete López; Directors: Mr. Antonio Carlos Valente da Silva, Mr. Eduardo Navarro de Carvalho, Mr. Enrique Used Aznar, Mr. Fernando Abril Martorell Hernández, Mr. Iñaki Urdangarin, Mr. Javier Nadal Ariño; Mr. José Fernando de Almansa Moreno-Barreda, Juan Carlos Ros Brugueras, Mr. Juan Vicente Revilla Vergara, Mr. Luciano Carvalho Ventura, Mr. Luis Bastida Ibarguen, Mr. Miguel Angel Gutiérrez Méndez and Mr. Narcís Serra Serra; all of them with mandate expiring on the Ordinary General Shareholders’ Meeting of 2007.

At the end of the meeting, as there were no more topics to be discussed, these minutes were prepared as a summary of the events by the Secretary of the Board, and were approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log. São Paulo, November 21, 2006. Fernando Xavier Ferreira – Chairman of the Board; José Maria Alvarez-Pallete López- Vice Chairman of the Board; Directors: Enrique Used Aznar, Fernando Abril Martorell Hernández, Javier Nadal Ariño, José Fernando de Almansa Moreno-Barreda, Juan Carlos Ros Brugueras, Luciano Carvalho Ventura, Luis Bastida Ibarguen, Manoel Luiz Ferrão de Amorim, Manoel Alvarez Trongé, Narcís Serra Serra; and the Secretary of the Board, Gustavo Fleichman.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 21, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director